EXHIBIT 99.1

Lifeway Foods Announces Results for the Second Quarter of 2013

Morton Grove, IL — August 14, 2013—Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, today announced results for the second quarter ended June 30, 2013.

“We are pleased with our second quarter results as we continued to execute on our plan to increase distribution in new and existing retailers and strengthen awareness of our nutritious probiotic kefir products among health conscious consumers,” said Julie Smolyansky, CEO of Lifeway Foods, Inc.  “In the quarter, we also focused on the integration of our new dairy manufacturing facility and we believe this will help expand our margins and support our future growth opportunities long-term. We look forward to this facility being fully operational at the end of the year.”

Second Quarter Results
Second quarter of 2013 gross sales increased 14% to $25.8 million compared to $22.7 million for the second quarter of 2012.  This increase is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids and BioKefir™.

Total consolidated net sales increased 12% or $2.5 million to $23.1 million during the three-month period ended June 30, 2013 from $20.6 million during the same three-month period in 2012. Net sales are recorded as gross sales less promotional activities such as slotting fees paid, couponing, spoilage and promotional allowances as well as early payment terms given to customers.

Gross profit for the second quarter of 2013  was $7.6 million, unchanged compared to the second quarter of the prior year. The Company's gross profit margin decreased to 33% in the second quarter versus 37% in the second quarter of 2012. The decrease was primarily attributable to a 20% increase in the cost of milk, the Company’s largest raw material, compared to the same period last year.

Total operating expenses increased 14% or $0.6 million to $5.1 million during the second quarter of 2013, from $4.5 million during the same period in 2012. This increase was primarily attributable to an increase in general and administrative and selling expenses, partially offset by a decrease in amortization expense. The Company incurred $0.3 million in professional fees related to the acquisition of the Golden Guernsey Dairy Plant, the Company’s new manufacturing facility, and views this as a non-recurring expense.

Total operating income decreased $0.6 million to $2.5 million during the second quarter of 2013, from $3.1 million during the same period in 2012.  The decrease in operating income is related to the decrease in gross profit and increased operating expenses.

The Company’s second quarter 2013 effective tax rate was 45% compared to 34% in the same period last year.

Total net income was $1.4 million or $0.09 per diluted share for the three-month period ended June 30, 2013 compared to $2.1 million or $0.13 per diluted share in the same period in 2012.

Six Month Results
Total consolidated gross sales increased by $9.2 million, or approximately 21%, to $53.4  million during the six-month period ended June 30, 2013 from $44.3 million during the same six-month period in 2012.

Total consolidated net sales increased by $7.5 million, or approximately 19%, to $47.5 million during the six-month period ended June 30, 2013 from $40.0 million during the same six-month period in 2012.

Gross profit for the first six-months of 2013 increased 17% to $16.0 million, compared to $13.7 million in the same period in the prior year. The Company's gross profit margin was 34% in the first six-months of 2013, unchanged compared to the same period last year.

Total net income was $3.8 million or $0.23 per share for the six-month period ended June 30, 2013 compared to $3.1 million or $0.19 per share in the same period in 2012.

Balance Sheet/Cash Flow Highlights
The Company had $4.9 million in cash and cash equivalents as of June 30, 2013 compared to $2.0 million at June 30, 2012.   Total stockholder’s equity was $41.7 million as of June 30, 2013, which is an increase of $4.7 million when compared to June 30, 2012.

Net cash provided by operating activities increased $0.9 million to $5.0 million for the first six months of 2013. This increase reflects the Company’s improvement in operating efficiencies.

Net cash used in investing activities was $0.8 million during the six-months ended June 30, 2013 compared to net cash used in operating activities of $0.6 million during the same period in 2012.

Conference Call
The Company will host a conference call to discuss these results with additional comments and details. The conference call is scheduled to begin at 4:30 p.m. ET today, Tuesday, August 14, 2013. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through August 28, 2013. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer and Chief Operating Officer.

About Lifeway Foods
Lifeway Foods, Inc. (LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the fifth consecutive year, is America’s leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. In addition to its line of Kefir products, the company produces a variety of Frozen Kefir and probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores. Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir YouTube: http://www.youtube.com/user/lifewaykefir

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
John Mills 646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
June 30, 2013 and 2012 (Unaudited) and December 31, 2012

	(Unaudited) June 30,		December 31,
	2013	2012	2012
ASSETS

Current assets
Cash and cash equivalents	$4,939,948	$2,000,325	$2,286,226
Investments	2,483,673	1,867,234	1,869,888
Certificates of deposits in financial institutions	115,373	300,000	450,000
Inventories	7,807,150	5,426,715	5,939,186
Accounts receivable, net of allowance for doubtful
accounts and discounts	9,911,305	9,486,141	8,723,737
Prepaid expenses and other current assets	31,797	96,860	97,138
Other receivables	5,400	104,009	8,825
Deposits	580,974
Deferred income taxes	391,139	512,260	234,687
Refundable income taxes	28,123	0	84,828
Total current assets	$26,294,882	$19,793,544	$19,694,515

Property and equipment, net	14,718,760	14,865,789	14,986,776

Intangible assets
Goodwill and other non-amortizable brand assets	14,068,091	14,068,091	14,068,091
Other intangible assets, net of accumulated amortization of $4,198,439 and $3,465,349 at June 30, 2013 and 2012 and $3,842,756 at
December 31, 2012, respectively	4,107,561	4,840,652	4,463,242
Total intangible assets	18,175,652	18,908,743	18,531,333

Other Assets
Long-term accounts receivable net of current portion	280,000	191,590	294,000
Total assets	$59,469,294	$53,759,666	$53,506,624

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Checks written in excess of bank balances	$0	$711,597	$0
Current maturities of notes payable	545,494	540,478	542,981
Accounts payable	7,166,377	4,769,851	4,256,725
Accrued expenses	1,094,820	593,412	1,155,677
Accrued income taxes	1,224,115	1,639,515	254,311
Total current liabilities	10,030,806	8,254,853	6,209,694

Notes payable	4,726,472	5,228,395	4,955,945

Deferred income taxes	3,018,629	3,240,826	3,028,518

Total liabilities	17,775,907	16,724,074	14,194,157

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized; 17,273,776 shares issued; 16,346,017 shares outstanding at June 30, 2013; 17,273,776 shares issued; 16,372,217 shares outstanding at June 30, 2012; 17,273,776 shares issued; 16,346,017 shares outstanding at December 31, 2012	6,509,267	6,509,267	6,509,267

Paid-in-capital	2,032,516	2,032,516	2,032,516
Treasury stock, at cost	(8,187,682)	(7,947,418)	(8,187,682)
Retained earnings	41,366,495	36,429,095	38,904,777
Accumulated other comprehensive income (loss), net of taxes	(27,209)	12,132	53,591
Total stockholders' equity	41,693,387	37,035,592	39,312,469

Total liabilities and stockholders' equity	$59,469,294	$53,759,666	$53,506,626

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three and Six Months Ended June 30, 2013 and 2012 (unaudited)

	(Unaudited) Three Months Ended June 30,				(Unaudited) Six Months Ended June 30,
	2013		2012		2013		2012

Sales	$25,838,058		$22,713,958		$53,428,680		$44,259,854
Less: discounts and allowances	(2,760,174)		(2,160,578)		(5,963,765)		(4,309,276)
Net Sales	23,077,884	23,077,884	20,553,380	20,553,380	47,464,915	47,464,915	39,950,578	39,950,578

Cost of goods sold		15,058,461		12,522,609		30,607,446		25,429,331
Depreciation expense		421,707		413,109		815,832		812,154

Total cost of goods sold		15,480,168		12,935,718		31,423,278		26,241,485

Gross profit		7,597,716		7,617,662		16,041,637		13,709,093

Selling expenses		2,876,635		2,622,275		5,514,354		5,326,515
General and administrative		2,057,581		1,679,931		3,955,425		3,005,886
Amortization expense		177,842		188,705		355,683		377,409

Total Operating Expenses		5,112,058		4,490,911		9,825,462		8,709,810

Income from operations		2,485,658		3,126,751		6,216,175		4,999,283

Other income (expense):
Interest and dividend income		30,622		24,478		45,631		36,049
Rental income		3,389		3,018		6,658		6,017
Interest expense		(37,424)		(43,918)		(73,723)		(94,103)
Gain (loss) on sale of investments, net, reclassified from OCI		56,944		4,406		121,280		22,390
Other income		10,229		0		10,229		0
Total other income (expense)		63,760		(12,016)		110,075		(29,647)

Income before provision for income taxes		2,549,418		3,114,735		6,326,250		4,969,636

Provision for income taxes		1,145,478		1,065,607		2,556,671		1,825,520

Net income		$1,403,940		$2,049,128		$3,769,579		$3,144,116

Basic and diluted earnings per common share		0.09		0.13		0.23		0.19

Weighted average number of shares outstanding		16,346,017		16,376,601		16,346,017		16,389,674

COMPREHENSIVE INCOME

Net income		$1,403,940		$2,049,128		3,769,579		$3,144,116

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments (net of tax)		(63,811)		(15,593)		(12,277)		33,730
Less reclassification adjustment for (gains) losses included in net income (net of taxes)		(32,174)		(2,489)		(68,523)		(12,650)

Comprehensive income		$1,307,955		$2,031,046		$3,688,779		$3,165,196

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2013 and 2012 (Unaudited)

	(Unaudited)
	June 30,
	2013	2012

Cash flows from operating activities:
Net income	$3,769,579	$3,144,116
Adjustments to reconcile net income to net
cash flows from operating activities:
Depreciation and amortization	1,171,515	1,189,563
Loss (gain) on sale of investments, net	(121,280)	(22,390)
Deferred income taxes	(104,133)	(480,311)
Bad Debt Expense	26,819	172,303
(Increase) decrease in operating assets:
Accounts receivable	(1,211,015)	(1,610,208)
Other receivables	3,425	120,195
Inventories	(1,867,964)	(472,240)
Refundable income taxes	56,705	41,316
Prepaid expenses and other current assets	(515,633)	(17,230)
Increase (decrease) in operating liabilities:
Accounts payable	2,909,652	383,612
Accrued expenses	(60,857)	39,687
Income taxes payable	969,804	1,639,515
Net cash provided by operating activities	5,026,617	4,127,928

Cash flows from investing activities:
Purchases of investments	(2,573,721)	(743,675)
Proceeds from sale of investments	1,948,839	658,233
Redemption of certificates of deposits	334,627	0
Purchases of property and equipment	(547,819)	(478,428)
Net cash used in investing activities	(838,074)	(563,870)

Cash flows from financing activities:
Checks written in excess of bank balances	—	119,557
Purchases of treasury stock	—	(340,444)
Dividends paid	(1,307,861)	(1,146,317)
Repayment of notes payable	(226,960)	(1,311,679)
Net cash used in financing activities	(1,534,821)	(2,678,883)

Net (decrease) increase in cash and cash equivalents	2,653,722	885,175

Cash and cash equivalents at the beginning of the period	2,286,226	1,115,150

Cash and cash equivalents at the end of the period	$4,939,948	$2,000,325